Exhibit 99.1

Vedanta Limited

CIN no. L13209MH1965PLC291394

Regd. Office: Vedanta Limited 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East),

Mumbai–400093, Maharashtra

STATEMENT OF UNAUDITED CONSOLIDATED RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2020

	(₹ in Crore except as stated)

		Quarter ended			Nine months ended		Year ended
S. No.	Particulars	31.12.2020 (Unaudited)	30.09.2020* (Unaudited)	31.12.2019 (Unaudited)	31.12.2020 (Unaudited)	31.12.2019 (Unaudited)	31.03.2020 (Audited)
1	Revenue from operations	22,498	20,804	21,126	58,989	64,032	83,545
2	Other operating income	237	303	234	826	660	902
3	Other income	886	651	647	2,562	1,883	2,510

	Total Income	23,621	21,758	22,007	62,377	66,575	86,957

4	Expenses
a)	Cost of materials consumed	5,752	5,295	5,244	15,518	15,842	21,261
b)	Purchases of stock-in-trade	6	4	205	23	205	225
c)	Changes in inventories of finished goods, work-in-progress and stock-in-trade	193	192	(469)	649	818	1,017
d)	Power & fuel charges	3,083	3,905	3,690	9,404	13,079	16,392
e)	Employee benefits expense	897	596	728	2,152	2,185	2,672
f)	Finance costs	1,321	1,312	1,232	3,885	3,913	4,977
g)	Depreciation, depletion and amortization expense	1,912	1,938	2,291	5,583	6,841	9,093
h)	Other expenses	5,047	4,584	5,448	13,788	16,428	22,193

5	Total expenses	18,211	17,826	18,369	51,002	59,311	77,830

6	Profit before exceptional items and tax	5,410	3,932	3,638	11,375	7,264	9,127

7	Net exceptional gain/ (loss) (Refer note 2)	—	95	168	95	(254)	(17,386)

8	Profit/ (Loss) before tax	5,410	4,027	3,806	11,470	7,010	(8,259)

9	Tax expense/ (benefit)
	On other than exceptional items
a)	Net Current tax expense	1,147	589	515	2,033	1,468	1,788
b)	Net Deferred tax expense / (benefit) (Refer note 9)	39	1,747	567	2,000	(1,801)	1,217
i)	Other Deferred tax expense / (benefit)	321	560	567	999	(1,801)	(484)
ii)	Deferred tax on intra group profit distribution (including from accumulated profits)	(282)	1,187	—	1,001	—	1,701
	On Exceptional items
a)	Net Deferred tax expense/ (benefit) (Refer note 2)	—	33	59	33	3	(6,521)

	Net tax expense/ (benefit):	1,186	2,369	1,141	4,066	(330)	(3,516)

10	Profit/ (loss) after tax before share in profit / (loss) of jointly controlled entities and associates and non-controlling interests	4,224	1,658	2,665	7,404	7,340	(4,743)

11	Add: Share in profit / (loss) of jointly controlled entities and associates	0	0	0	0	(1)	(1)

12	Profit/ (loss) after share in profit / (loss) of jointly controlled entities and associates (a)	4,224	1,658	2,665	7,404	7,339	(4,744)

	* Restated refer note 7

		(₹ in Crore except as stated)

		Quarter ended					Nine months ended			Year ended
S. No.	Particulars	31.12.2020 (Unaudited)		30.09.2020* (Unaudited)	31.12.2019 (Unaudited)		31.12.2020 (Unaudited)		31.12.2019 (Unaudited)	31.03.2020 (Audited)
13	Other Comprehensive Income/ (loss)
i.	(a) Items that will not be reclassified to profit or loss	13		34	(36)		57		(188)	(284)
	(b) Tax (expense)/ benefit on items that will not be reclassified to profit or loss	(0)		(6)	6		(2)		48	71
ii.	(a) Items that will be reclassified to profit or loss	250		(188)	539		69		1,000	927
	(b) Tax (expense)/ benefit on items that will be reclassified to profit or loss	(32)		(49)	15		(45)		(26)	2

	Total Other Comprehensive Income/ (Loss) (b)	231		(209)	524		79		834	716

14	Total Comprehensive Income/ (loss) (a + b)	4,455		1,449	3,189		7,483		8,173	(4,028)

15	Profit/ (loss) attributable to:
a)	Owners of Vedanta Limited	3,299		838	2,348		5,170		5,857	(6,664)
b)	Non-controlling interests	925		820	317		2,234		1,482	1,920

16	Other Comprehensive Income/ (loss) attributable to:
a)	Owners of Vedanta Limited	167		(220)	488		11		839	839
b)	Non-controlling interests	64		11	36		68		(5)	(123)

17	Total comprehensive Income/ (loss) attributable to:
a)	Owners of Vedanta Limited	3,466		618	2,836		5,181		6,696	(5,825)
b)	Non-controlling interests	989		831	353		2,302		1,477	1,797

18	Net Profit after taxes, non-controlling interests and share in profit/ (loss) of jointly controlled entities and associates but before exceptional items, tax on intra group profit distribution and one time tax impact of Sec 115BAA (new tax regime) (Refer note 9)	3,017		1,993	2,239		6,138		3,552	4,066

19	Paid-up equity share capital (Face value of ₹ 1 each)	372		372	372		372		372	372
20	Reserves excluding Revaluation Reserves as per balance sheet									54,263
21	Earnings / (Loss) per share (₹) (*not annualised)
	-Basic	8.91	*	2.26 *	6.34	*	13.96	*	15.82 *	(18.00)
	-Diluted	8.86	*	2.25 *	6.31	*	13.89	*	15.74 *	(18.00)

	* Restated refer note 7

		(₹ in Crore except as stated)

		Quarter ended			Nine months ended		Year ended
S. No.	Segment Information	31.12.2020 (Unaudited)	30.09.2020* (Unaudited)	31.12.2019 (Unaudited)	31.12.2020 (Unaudited)	31.12.2019 (Unaudited)	31.03.2020 (Audited)
1	Segment Revenue
a)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	4,745	4,249	3,908	12,201	12,023	15,715
	(ii) Silver - India	1,145	1,242	692	3,032	1,843	2,444

	Total	5,890	5,491	4,600	15,233	13,866	18,159
b)	Zinc - International	823	632	681	1,829	2,395	3,128
c)	Oil & Gas	1,892	1,666	3,930	4,947	10,257	12,661
d)	Aluminium	7,378	6,395	6,789	19,816	20,199	26,577
e)	Copper	2,664	2,904	1,835	6,945	6,797	9,053
f)	Iron Ore	1,284	878	836	2,801	2,390	3,463
g)	Power	1,048	1,860	1,307	3,926	4,656	5,860
h)	Others	1,552	1,011	1,182	3,592	3,558	4,782

	Total	22,531	20,837	21,160	59,089	64,118	83,683

Less:	Inter Segment Revenue	33	33	34	100	86	138

	Revenue from operations	22,498	20,804	21,126	58,989	64,032	83,545

2	Segment Results
	[Profit /(loss) before tax and interest]
a)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	1,675	1,199	1,068	3,362	3,435	4,322
	(ii) Silver - India	1,013	1,080	613	2,625	1,610	2,126

	Total	2,688	2,279	1,681	5,987	5,045	6,448
b)	Zinc - International	198	160	(32)	382	(41)	(253)
c)	Oil & Gas	545	478	2,075	1,243	4,357	4,557
d)	Aluminium	1,582	1,208	335	3,638	(492)	175
e)	Copper	(82)	(63)	(114)	(260)	(385)	(509)
f)	Iron Ore	547	235	192	946	460	777
g)	Power	194	300	209	724	678	979
h)	Others	170	52	(52)	161	(93)	(1)

	Total	5,842	4,649	4,294	12,821	9,529	12,173

Less: Finance costs		1,321	1,312	1,232	3,885	3,913	4,977
Add: Other unallocable income net off expenses		889	595	576	2,439	1,648	1,931

	Profit before exceptional items and tax	5,410	3,932	3,638	11,375	7,264	9,127

Add: Net exceptional gain/ (loss) (Refer note 2)		—	95	168	95	(254)	(17,386)

	Profit / (loss) before tax	5,410	4,027	3,806	11,470	7,010	(8,259)

3	Segment assets
a)	Zinc, Lead and Silver - India	21,250	21,468	21,322	21,250	21,322	21,989
b)	Zinc - International	6,033	5,289	6,498	6,033	6,498	5,175
c)	Oil & Gas (Refer note 2)	17,549	16,480	28,497	17,549	28,497	15,474
d)	Aluminium	54,804	54,123	55,867	54,804	55,867	55,876
e)	Copper	7,229	7,048	7,332	7,229	7,332	6,867
f)	Iron Ore	2,851	2,715	3,122	2,851	3,122	2,738
g)	Power	18,213	19,054	18,802	18,213	18,802	18,712
h)	Others	8,004	7,990	8,177	8,004	8,177	8,087
i)	Unallocated	40,714	48,116	43,350	40,714	43,350	48,704

	Total	176,647	182,283	192,967	176,647	192,967	183,622

	* Restated refer note 7

		(₹ in Crore except as stated)

		Quarter ended			Nine months ended		Year ended
S. No.	Segment Information	31.12.2020 (Unaudited)	30.09.2020* (Unaudited)	31.12.2019 (Unaudited)	31.12.2020 (Unaudited)	31.12.2019 (Unaudited)	31.03.2020 (Audited)
4	Segment liabilities
a)	Zinc, Lead and Silver - India	4,697	5,146	4,639	4,697	4,639	5,996
b)	Zinc - International	942	857	1,156	942	1,156	1,226
c)	Oil & Gas	10,527	9,987	7,347	10,527	7,347	10,206
d)	Aluminium	15,587	17,472	22,118	15,587	22,118	20,811
e)	Copper	4,385	4,556	3,113	4,385	3,113	4,599
f)	Iron Ore	1,171	1,176	1,202	1,171	1,202	1,268
g)	Power	1,839	2,061	1,996	1,839	1,996	1,942
h)	Others	1,788	1,489	1,419	1,788	1,419	1,574
i)	Unallocated	66,540	67,596	64,293	66,540	64,293	64,253

	Total	107,476	110,340	107,283	107,476	107,283	111,875

	* Restated refer note 7

The main business segments are

(a) Zinc which consists of mining of ore, manufacturing of zinc and lead ingots and silver, both from own mining and purchased concentrate

(b) Oil & Gas which consists of exploration, development and production of oil and gas

(c) Aluminium which consist of mining of bauxite and manufacturing of alumina and various aluminium products

(d) Copper which consist of mining of copper concentrate, manufacturing of copper cathode, continuous cast copper rod, anode slime from purchased concentrate and manufacturing of precious metal from anode slime, sulphuric acid, phosphoric acid (Refer note 4)

(e) Iron ore which consists of mining of ore and manufacturing of pig iron and metallurgical coke

(f) Power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power and

(g) Other business segment comprises of port/berth, glass substrate, steel and ferroy alloys. The assets and liabilities that cannot be allocated between the segments are shown as unallocated assets and liabilities, respectively.

Additional intra segment information of revenues and results for the Zinc, Lead and Silver segment have been provided to enhance understanding of segment business.

Notes:-

1	The above consolidated results of Vedanta Limited (“the Company”) and its subsidiaries, jointly controlled entities, and associates for the quarter and nine months ended December 31, 2020 have been reviewed by the Audit Committee at its meeting held on January 28, 2021 and approved by the Board of Directors at its meeting held on January 29, 2021. The statutory auditors have carried out limited review of the same.

2	Exceptional items comprises of the following:

				(₹ in Crore)
Particulars	Quarter ended			Nine months ended		Year ended
	31.12.2020 (Unaudited)	30.09.2020* (Unaudited)	31.12.2019 (Unaudited)	31.12.2020 (Unaudited)	31.12.2019 (Unaudited)	31.03.2020 (Audited)
Impairment (charge)/ reversal
- relating to property, plant and equipment and exploration assets -Oil & gas segment **	—	—	—	—	—	(15,907)
- relating to other property, plant and equipment and other assets- Copper segment (Refer note 4)	—	—	—	—	—	(669)
- relating to other property, plant and equipment and other assets- Other segment	—	—	—	—	(504)	(504)
Provision on receivables subject to litigation	—	—	—	—	—	(556)
Interest income on claims based on Supreme Court order	—	—	—	—	82	82
Revision of Renewable Purchase Obligation (RPO) pursuant to respective state commission notification	—	95	168	95	168	168

Net exceptional gain/ (loss)	—	95	168	95	(254)	(17,386)
Tax (expense)/ benefit on above	—	(33)	(59)	(33)	(3)	6,521
Non-controlling interests on above	—	(30)	—	(30)	207	208

Net exceptional gain/ (loss) net of tax and non-controlling interests	—	32	109	32	(50)	(10,657)

* Restated refer note 7 ** The impairment was triggered majorly due to the significant fall in crude oil prices primarily consequent to the outbreak of COVID-19

3

The management is of the opinion that the Company is eligible for automatic extension of Production Sharing Contract (PSC) for Rajasthan (RJ) block on same terms w.e.f May 15, 2020, a matter which is sub-judice. In parallel, Government of India (GoI), accorded its approval for extension of the PSC, under the Pre-NELP Extension policy as per notification dated April 07, 2017, for RJ block by a period of 10 years w.e.f. May 15, 2020 vide its letter dated October 26, 2018 subject to fulfillment of certain conditions.

One of the conditions for extension relates to notification of certain audit exceptions raised for FY16-17 as per PSC provisions and provides for payment of amounts, if such audit exceptions result into any creation of liability. In connection with the said audit exceptions, US$ 364 million (₹ 2,659 Crore), relating to the share of the Company and its subsidiary, has been raised by DGH on May 12, 2020. The Company has disputed the same together with all the other audit exceptions for the said year and for the subsequent year, notified till date, as in the Company’s view the audit notings are not in accordance with the PSC and are entirely unsustainable and as per PSC provisions, having been disputed, the notings do not prevail and accordingly do not result in creation of any liability. The Company has reasonable grounds to defend itself which are supported by independent legal opinions. The Company has also invoked the PSC process for resolution of disputed exceptions and has issued notice for arbitration. The Tribunal stands constituted. Further, on September 23, 2020, GoI had filed an application for interim relief before Delhi High Court seeking payment of all disputed dues. This matter is scheduled for hearing on February 11, 2021.

Due to extenuating circumstances surrounding COVID-19 and pending signing of the PSC addendum for extension after complying with all stipulated conditions, GoI has permitted the Company to continue Petroleum operations in the RJ Block with effect from May 15, 2020 until extension is signed or for a period upto January 31, 2021, whichever is earlier.

For reasons aforesaid, the Company is not expecting any material liability to devolve on account of the same or any disruptions in its petroleum operations.

4

The Company’s application for renewal of Consent to Operate (CTO) for existing copper smelter was rejected by Tamil Nadu Pollution Control Board (TNPCB) in April 2018. Subsequently the Government of Tamil Nadu issued directions to close and seal the existing copper smelter plant permanently. Principal Bench of National Green Tribunal (NGT) ruled in favour of the Company but the same was set aside by the Supreme Court vide its judgment dated February 18, 2019 on the basis of maintainability alone. Vedanta Limited has filed a writ petition before Madras High Court challenging various orders passed against the Company. On August 18, 2020, the Madras High Court delivered the judgment wherein it dismissed the Writ Petitions filed by the Company. The Company approached the Supreme Court and challenged the said High Court order by way of a Special Leave Petition (SLP) to Appeal and also sought interim relief in terms of access to the plant for purposes of care & maintenance of the Plant. The Supreme Court Bench did not allow the interim relief. The matter shall now be heard on merits. The case will be listed once physical hearing resumes in Supreme court.

Further, the High Court of Madras in a Public Interest Litigation held that the application for renewal of the Environmental Clearance (EC) for the Expansion Project shall be processed after a mandatory public hearing and in the interim ordered the Company to cease construction and all other activities on the site with immediate effect. However, in the meanwhile, SIPCOT cancelled the land allotted for the proposed Expansion Project, which was later stayed by the order of Madras High Court and TNPCB issued order directing the withdrawal of the Consent to Establish (CTE) which was valid till March 31, 2023. The Company has also filed Appeals before the TNPCB Appellate Authority challenging withdrawal of CTE by the TNPCB, the matter is pending for adjudication.

As per the Company’s assessment, it is in compliance with the applicable regulations and hence does not expect any material adjustments to these financial results as a consequence of the above actions.

5

Vedanta Resources Limited (“Acquirer”) together with Twin Star Holdings Limited, Vedanta Holdings Mauritius Limited and Vedanta Holdings Mauritius II Limited, as persons acting in concert with the Acquirer (“PACs”), have made a voluntary open offer (“Open Offer”) to the public shareholders of the Company in accordance with the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 (“Takeover Regulations”). The Company is in receipt of the public announcement dated January 09, 2021 (“PA”), the corrigendum dated January 14, 2021 to the PA (“Corrigendum”), the detailed public statement published on January 15, 2021 (“DPS”) and the Draft Letter of Offer (DLOF) dated January 19, 2021 submitted to the Securities and Exchange Board of India, pertaining to the Open Offer.

6

Vedanta Limited has acquired control over Ferro Alloys Corporation Limited (“FACOR”) on September 21, 2020. FACOR was admitted under Corporate insolvency resolution process in terms of the Insolvency and Bankruptcy Code, 2016 of India. The National Company Law Tribunal (NCLT) vide its order dated January 30, 2020 approved the resolution plan for acquiring controlling stake in FACOR. Pursuant to the approved resolution plan, the Company owns 100% share capital of FACOR. FACOR holds 90% in its subsidiary, Facor Power Limited (FPL).

The consideration paid for the acquisition of FACOR by the Company on debt and cash free basis under the approved Resolution Plan includes cash of ₹ 56 Crore through infusion of equity of ₹ 34 Crore and inter-corporate loan of ₹ 22 Crore as well as zero coupon, secured and unlisted Non-Convertible Debentures of aggregate face value of ₹ 287 Crore to the Financial Creditors payable equally over 4 years commencing March 2021. Net cash flow for the acquisition (net of cash and cash equivalents on the date of acquisition of ₹ 11 Crore) is ₹ 45 Crore. The transaction has been accounted for on a provisional basis under Ind AS 103 and has no material impact on the profit for the quarter and nine months ended December 31, 2020.

7

In June 2020, as part of its cash management activities, the Company’s overseas subsidiaries had extended certain loans and guarantee facilities to Vedanta Resources Limited (VRL) and its subsidiaries which were drawn over a period of time. In October 2020, certain terms of the facilities were modified. As of December 31, 2020, loans of US$ 956 million is outstanding. The auditors in their report on the financial results for the previous quarter and half-year ended September 30, 2020 and quarter ended June 30, 2020 expressed their inability to comment on whether any adjustment is required to be made for recording these transactions initially at fair value and subsequently for recording any expected credit losses on such balances, as required under Ind AS 109. The management has now carried out the required analysis and has recorded necessary adjustments to address the aforesaid concerns. Consequentially, the results for the quarter ended September 30, 2020 have been restated by reducing the equity and carrying value of assets and increasing the liabilities by US$ 46 mn (₹ 337 Crore), US$ 38 mn (₹ 281 Crore) and US$ 8 mn (₹ 56 Crore) respectively and recording net additional income of US$ 2 mn (₹ 14 Crore) in the said period.

The effects of the modifications in the terms of the instrument(s) and draw-down of loans resulted in a further decrease in equity, carrying value of assets and liabilities by US$ 83 mn (₹ 606 Crore), US$ 88 mn (₹ 643 Crore), US$ 5 mn (₹ 37 Crore) and respectively which has been accounted for. The Company is in the process of revising the terms of the agreements with VRL and its subsidiaries from retrospective effect based on the above analysis, which is expected to be completed and accounted for during the quarter ended March 31, 2021.

8

As at December 31, 2020, the Company and its subsidiaries have an outstanding receivable equivalent to ₹ 424 Crore (net of provision of ₹ 209 Crore) from Konkola Copper Mines Plc (KCM), a company whose majority shares are held by Vedanta Resources Limited through its subsidiary (VRL Group), predominantly regarding monies advanced against future purchase of copper cathode/anode. A provisional liquidator has been managing KCM’s affairs since May 2019, whose appointment and the liquidation proceedings have been challenged by VRL. The Group, based on its assessment considering the actions taken by VRL Group, believes that there is a high probability of success and does not expect any material adjustment to the net carrying amount of the receivables.

9

Consequent to the declaration of dividend (including from accumulated profits) by the subsidiaries, the unabsorbed depreciation as per tax laws and MAT balances have been utilized by the Company leading to a deferred tax (benefit)/ charge of ₹ (282) Crore, ₹ 1,187 Crore, ₹ 1,001 Crore and ₹ 1,701 Crore (including ₹ 119 Crore of MAT utilisation) in the results for the quarter ended December 31, 2020, quarter ended September 30, 2020, nine months ended December 31, 2020 and for the year ended March 31, 2020 respectively. Further, during the corresponding nine months ended December 31, 2019, section 115BAA of the Income Tax Act was introduced. Based on the expected timing of adoption of the same, the Group had remeasured its deferred tax balances as at April 01, 2019 leading to a deferred tax credit of ₹ 2,501 Crore for the nine months ended December 31, 2019 and ₹ 1,774 Crore for the year ended March 31, 2020.

10

The Group has considered the possible effects of COVID-19 including on the recoverability of property, plant and equipment (PPE), loans and receivables, etc in accordance with Ind AS. The Group has considered forecast consensus, industry reports, economic indicators and general business conditions to make an assessment of the implications of the pandemic. Based on the assessment, no adjustment is required to these financial results.

11	Previous period/year figures have been re-grouped/ rearranged, wherever necessary.

By Order of the Board

Dated : January 29, 2021	Navin Agarwal	GR Arun Kumar
Place : Mumbai	Executive Vice-Chairman	Whole-Time Director and Chief Financial Officer

Vedanta Limited

CIN no. L13209MH1965PLC291394

Regd. Office: Vedanta Limited 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East),

Mumbai–400093, Maharashtra

STATEMENT OF UNAUDITED STANDALONE RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2020

		(₹ in Crore except as stated)

		Quarter ended			Nine months ended		Year ended
S. No.	Particulars	31.12.2020 (Unaudited)	30.09.2020 (Unaudited)	31.12.2019 (Unaudited)	31.12.2020 (Unaudited)	31.12.2019 (Unaudited)	31.03.2020 (Audited)
1	Revenue from operations	9,605	8,521	8,953	24,815	27,074	35,417
2	Other operating income	56	85	132	234	328	441
3	Other income (Refer note 11)	6,015	115	158	10,856	2,686	2,870

	Total Income	15,676	8,721	9,243	35,905	30,088	38,728

4	Expenses
a)	Cost of materials consumed	3,460	3,278	3,177	9,469	9,137	12,493
b)	Purchases of Stock-in-Trade	48	4	197	128	206	227
c)	Changes in inventories of finished goods, work-in-progress and stock - in - trade	118	60	(223)	(22)	1,495	1,430
d)	Power & fuel charges	1,577	1,687	1,630	4,580	6,164	7,728
e)	Employee benefits expense	329	181	207	686	644	765
f)	Finance costs	756	824	819	2,380	2,600	3,328
g)	Depreciation, depletion and amortization expense	633	636	802	1,865	2,444	3,264
h)	Other expenses	1,652	1,479	1,769	4,610	5,622	7,388

	Total expenses	8,573	8,149	8,378	23,696	28,312	36,623

5	Profit before exceptional items and tax	7,103	572	865	12,209	1,776	2,105

6	Net exceptional gain/(loss) (Refer note 2)	—	—	129	—	129	(12,568)

7	Profit/(Loss) before tax	7,103	572	994	12,209	1,905	(10,463)

8	Tax expense/(benefit) on other than exceptional items:
a)	Net Current tax expense	557	—	—	557	—	4
b)	Net Deferred tax expense/(benefit) (Refer note 9)	826	194	44	2,590	(1,708)	(592)
	Tax expense/(benefit) on exceptional items :
a)	Net Deferred tax expense/(benefit) (Refer note 2)	—	—	59	—	59	(3,143)

	Net tax expense/(benefit)	1,383	194	103	3,147	(1,649)	(3,731)

9	Net Profit/(Loss) after tax (a)	5,720	378	891	9,062	3,554	(6,732)

10	Net Profit after tax before exceptional items (net of tax) and one time tax impact of Sec 115 BAA (new tax regime) (Refer Note 9)	5,720	378	821	9,062	1,923	1,859

11	Other Comprehensive Income
i.	(a) Items that will not be reclassified to profit or loss	18	20	(22)	60	(66)	(85)
	(b) Tax (expense)/ benefit on items that will not be reclassified to profit or loss	(1)	(1)	1	(2)	6	4
ii.	(a) Items that will be reclassified to profit or loss	(49)	7	74	(96)	312	423
	(b) Tax (expense)/ benefit on items that will be reclassified to profit or loss	(18)	(47)	18	(38)	(1)	42

	Total Other Comprehensive (Loss)/Income (b)	(50)	(21)	71	(76)	251	384

12	Total Comprehensive Income/(Loss) (a+b)	5,670	357	962	8,986	3,805	(6,348)

13	Paid-up equity share capital (Face value of ₹ 1 each)	372	372	372	372	372	372
14	Reserves excluding Revaluation Reserves as per balance sheet						69,523
15	Earnings/(Loss) per share (₹) (*not annualised)
	- Basic & Diluted	15.38 *	1.02 *	2.40 *	24.36 *	9.56 *	(18.10)

		(₹ in Crore)

		Quarter ended			Nine months ended		Year ended
S. No.	Segment Information	31.12.2020 (Unaudited)	30.09.2020 (Unaudited)	31.12.2019 (Unaudited)	31.12.2020 (Unaudited)	31.12.2019 (Unaudited)	31.03.2020 (Audited)
1	Segment Revenue
a)	Oil & Gas	1,032	909	2,064	2,691	5,436	6,756
b)	Aluminium	5,109	4,464	4,863	13,850	14,605	19,022
c)	Copper	1,980	2,060	1,192	4,888	4,583	5,972
d)	Iron Ore	1,285	878	835	2,802	2,389	3,463
e)	Power	199	210	0	584	63	206

	Total	9,605	8,521	8,954	24,815	27,076	35,419

Less:	Inter Segment Revenue	—	—	1	—	2	2

	Revenue from operations	9,605	8,521	8,953	24,815	27,074	35,417

2	Segment Results
	[Profit/(Loss) before tax and interest]
a)	Oil & Gas	269	260	1,073	647	2,260	2,406
b)	Aluminium	1,137	900	430	2,548	(295)	237
c)	Copper	(56)	(41)	(96)	(195)	(330)	(432)
d)	Iron Ore	536	245	234	922	503	830
e)	Power	(15)	(8)	(69)	(36)	(215)	(235)

	Total	1,871	1,356	1,572	3,886	1,923	2,806

Less:	Finance costs	756	824	819	2,380	2,600	3,328
Add:	Other unallocable income net off expenses	5,988	40	112	10,703	2,453	2,627

	Profit before exceptional items and tax	7,103	572	865	12,209	1,776	2,105

Add:	Net exceptional gain/(loss)(Refer note 2)	—	—	129	—	129	(12,568)

	Profit/(Loss) before tax	7,103	572	994	12,209	1,905	(10,463)

3	Segment assets
a)	Oil & Gas (Refer note 2)	12,383	11,719	16,839	12,383	16,839	10,900
b)	Aluminium	42,342	41,570	42,710	42,342	42,710	42,792
c)	Copper	6,255	5,725	6,169	6,255	6,169	5,865
d)	Iron Ore	2,680	2,534	2,930	2,680	2,930	2,549
e)	Power	3,353	3,414	3,308	3,353	3,308	3,342
f)	Unallocated	68,027	68,360	74,230	68,027	74,230	74,002

	Total	135,040	133,322	146,186	135,040	146,186	139,450

4	Segment liabilities
a)	Oil & Gas	7,325	7,429	6,383	7,325	6,383	8,501
b)	Aluminium	10,608	12,383	16,491	10,608	16,491	15,369
c)	Copper	4,101	3,914	2,745	4,101	2,745	4,155
d)	Iron Ore	2,185	2,205	1,052	2,185	1,052	1,098
e)	Power	214	257	136	214	136	156
f)	Unallocated	35,241	33,912	37,624	35,241	37,624	40,276

	Total	59,674	60,100	64,431	59,674	64,431	69,555

The main business segments are :

(a) Oil & Gas which consists of exploration, development and production of oil and gas

(b) Aluminium which consists of manufacturing of alumina and various aluminium products

(c) Copper which consists of manufacturing of copper cathode, continuous cast copper rod, anode slime from purchased concentrate and manufacturing of sulphuric acid, phosphoric acid (Refer note 3)

(d) Iron ore which consists of mining of ore and manufacturing of pig iron and metallurgical coke

(e) Power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power

The assets and liabilities that cannot be allocated between the segments are shown as unallocated assets and liabilities, respectively.

Notes:-

1	The above results of Vedanta Limited (“the Company”), for the quarter and nine months ended December 31, 2020 have been reviewed by the Audit Committee at its meeting held on January 28, 2021 and approved by the Board of Directors at its meeting held on January 29, 2021. The statutory auditors have carried out limited review of the same.

2	Exceptional items comprises of the following:

					(₹ in Crore)
	Quarter ended		Nine months ended		Year ended
Particulars	31.12.2020 (Unaudited)	30.09.2020 (Unaudited)	31.12.2019 (Unaudited)	31.12.2020 (Unaudited)	31.12.2019 (Unaudited)	31.03.2020 (Audited)
Impairment (charge)/reversal
- relating to property, plant & equipment and exploration assets - Oil and gas segment *	—	—	—	—	—	(8,273)
- relating to property, plant & equipment and other assets - Copper segment (Refer note 3)	—	—	—	—	—	(669)
- relating to investment in subsidiary- Cairn India Holdings Limited *	—	—	—	—	—	(3,339)
- relating to investment in subsidiary- Sesa Resources Limited	—	—	(39)	—	(39)	(54)
Provision on receivables subject to litigation	—	—	—	—	—	(401)
Revision of Renewable Purchase Obligation (RPO) pursuant to the Odisha Electricity Regulatory Commission notification	—	—	168	—	168	168

Net exceptional gain/(loss)	—	—	129	—	129	(12,568)

Tax (expense)/benefit on exceptional items	—	—	(59)	—	(59)	3,143

Net exceptional gain/(loss) (net of tax)	—	—	70	—	70	(9,425)

* The impairment was triggered majorly due to the significant fall in crude oil prices primarily consequent to the outbreak of COVID-19.

3	The Company’s application for renewal of Consent to Operate (CTO) for existing copper smelter was rejected by Tamil Nadu Pollution Control Board (TNPCB) in April 2018. Subsequently the Government of Tamil Nadu issued directions to close and seal the existing copper smelter plant permanently. Principal Bench of National Green Tribunal (NGT) ruled in favour of the Company but the same was set aside by the Supreme Court vide its judgment dated February 18, 2019 on the basis of maintainability alone. Vedanta Limited has filed a writ petition before Madras High Court challenging various orders passed against the Company. On August 18, 2020, the Madras High Court delivered the judgment wherein it dismissed the Writ Petitions filed by the Company. The Company approached the Supreme Court and challenged the said High Court order by way of a Special Leave Petition (SLP) to Appeal and also sought interim relief in terms of access to the plant for purposes of care & maintenance of the Plant. The Supreme Court Bench did not allow the interim relief. The matter shall now be heard on merits. The case will be listed once physical hearing resumes in Supreme court.

Further, the High Court of Madras in a Public Interest Litigation held that the application for renewal of the Environmental Clearance (EC) for the Expansion Project shall be processed after a mandatory public hearing and in the interim ordered the Company to cease construction and all other activities on the site with immediate effect. However, in the meanwhile, SIPCOT cancelled the land allotted for the proposed Expansion Project, which was later stayed by the order of Madras High Court and TNPCB issued order directing the withdrawal of the Consent to Establish (CTE) which was valid till March 31, 2023. The Company has also filed Appeals before the TNPCB Appellate Authority challenging withdrawal of CTE by the TNPCB, the matter is pending for adjudication.

As per the Company’s assessment, it is in compliance with the applicable regulations and hence does not expect any material adjustments to these financial results as a consequence of the above actions.

4

The management is of the opinion that the Company is eligible for automatic extension of Production Sharing Contract (PSC) for Rajasthan (RJ) block on same terms w.e.f May 15, 2020, a matter which is sub-judice. In parallel, Government of India (GoI), accorded its approval for extension of the PSC, under the Pre-NELP Extension policy as per notification dated April 07, 2017, for RJ block by a period of 10 years w.e.f. May 15, 2020 vide its letter dated October 26, 2018 subject to fulfillment of certain conditions.

One of the conditions for extension relates to notification of certain audit exceptions raised for FY 16-17 as per PSC provisions and provides for payment of amounts, if such audit exceptions result into any creation of liability. In connection with the said audit exceptions, US$ 364 million (₹ 2,659 Crore), relating to the share of the Company and its subsidiary, has been raised by DGH on May 12, 2020. The Company has disputed the same together with all the other audit exceptions for the said year and for the subsequent year, notified till date, as in the Company’s view the audit notings are not in accordance with the PSC and are entirely unsustainable and as per PSC provisions, having been disputed, the notings do not prevail and accordingly do not result in creation of any liability. The Company has reasonable grounds to defend itself which are supported by independent legal opinions. The Company has also invoked the PSC process for resolution of disputed exceptions and has issued notice for arbitration. The Tribunal stands constituted. Further, on September 23, 2020, GoI had filed an application for interim relief before Delhi High Court seeking payment of all disputed dues. This matter is scheduled for hearing on February 11, 2021.

Due to extenuating circumstances surrounding COVID-19 and pending signing of the PSC addendum for extension after complying with all stipulated conditions, GoI has permitted the Company to continue Petroleum operations in the RJ Block with effect from May 15, 2020 until extension is signed or for a period up to January 31, 2021, whichever is earlier.

For reasons aforesaid, the Company is not expecting any material liability to devolve on account of the same or any disruptions in its petroleum operations.

5

Vedanta Limited has acquired control over Ferro Alloys Corporation Limited (“FACOR”) on September 21, 2020. FACOR was admitted under Corporate insolvency resolution process in terms of the Insolvency and Bankruptcy Code, 2016 of India. The National Company Law Tribunal (NCLT) vide its order dated January 30, 2020 approved the resolution plan for acquiring controlling stake in FACOR. Pursuant to the approved resolution plan, FACOR will be wholly owned subsidiary of the Company. FACOR holds 90% in its subsidiary, Facor Power Limited (FPL).

The consideration paid for the acquisition of FACOR by the Company on debt and cash free basis under the approved Resolution Plan includes cash of ₹ 56 Crore through infusion of equity of ₹ 34 Crore and inter-corporate loan of ₹ 22 Crore as well as zero coupon, secured and unlisted Non-Convertible Debentures of aggregate face value of ₹ 287 Crore to the Financial Creditors payable equally over 4 years commencing March 2021.

6	As part of its cash management activities, the Company’s overseas subsidiaries had extended certain loan and guarantee facilities to Vedanta Resources Limited (VRL) and its subsidiaries. As of date, loan of US $956 million is outstanding, while the guarantee has been extinguished. The auditors in their report on the financial results for the previous quarter and half-year ended September 30, 2020 and quarter ended June 30, 2020 expressed their inability to comment on whether adjustments, if any are required to be made to record any impairment in either the balances existing in the books of the Company or in the carrying amount of investments that the Company has in these subsidiaries, in accordance with Ind AS 109. The management has now completed its analysis, based on which the loan agreements would be revised retrospectively. Consequently, no adjustment is required in these financial results.

7	As at December 31, 2020, the Company has an outstanding receivable equivalent to ₹ 102 Crore (net of provision of ₹ 52 Crore) from Konkola Copper Mines Plc (KCM), a company whose majority shares are held by Vedanta Resources Limited through its subsidiary (VRL Group), predominantly regarding monies advanced against future purchase of copper cathode/anode. A provisional liquidator has been managing KCM’s affairs since May 2019, whose appointment and the liquidation proceedings have been challenged by VRL. The Company, based on its assessment considering the actions taken by VRL Group, believes that there is a high probability of success and does not expect any material adjustment to the net carrying amount of the receivables.

8	Vedanta Resources Limited (“Acquirer”) together with Twin Star Holdings Limited, Vedanta Holdings Mauritius Limited and Vedanta Holdings Mauritius II Limited, as persons acting in concert with the Acquirer (“PACs”), have made a voluntary open offer (“Open Offer”) to the public shareholders of the Company in accordance with the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 (“Takeover Regulations”). The Company is in receipt of the public announcement dated January 09, 2021 (“PA”), the corrigendum dated January 14, 2021 to the PA (“Corrigendum”), the detailed public statement published on January 15, 2021 (“DPS”) and the Draft Letter of Offer (DLOF) dated January 19, 2021 submitted to the Securities and Exchange Board of India, pertaining to the Open Offer.

9	During the nine months ended December 31, 2019, section 115BAA of the Income Tax Act was introduced. Based on the expected timing of adoption of the same, the Company had remeasured its deferred tax balances as at April 1, 2019 leading to deferred tax credit of ₹ 1,561 Crore for the nine months ended December 31, 2019 and ₹ 834 Crore for the year ended March 31, 2020

10	The Company has considered the possible effects of COVID-19 including on the recoverability of property, plant and equipment (PPE), loans and receivables, etc in accordance with Ind AS. The Company has considered forecast consensus, industry reports, economic indicators and general business conditions to make an assessment of the implications of the Pandemic. Based on the assessment, no adjustment is required to these financial results.

11	Other Income includes dividend income from subsidiaries of ₹ 5,843 Crore, ₹ 10,369 Crore, ₹ 2,125 Crore and ₹ 2,125 Crore for the quarter ended December 31, 2020, nine months ended December 31, 2020, nine months ended December 31, 2019 and year ended March 31, 2020 respectively.

12	Previous period/year figures have been re-grouped/rearranged, wherever necessary.

By Order of the Board

Place : Mumbai	Navin Agarwal	GR Arun Kumar
Dated : January 29, 2021	Executive Vice-Chairman	Whole-Time Director and Chief Financial Officer